ACTINVER SECURITIES, INC.

EXEMPTION REPORT
For the year ended December 31, 2015

I, as a member of management of Actinver Securities, Inc. (the "Company"), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions"). To the best of my knowledge and belief I state the following:

(1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2015 without exception.

I, Xavier Maza, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President
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Date: 2/17/2016 | 16:09 PM CT
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